SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. ____ )*

MILLER ENERGY RESOURCES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

600577 10 0

(CUSIP Number)

January 1, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 600577 10 0                                             13G                                             Page 2 of 4 Pages

1		NAME OF REPORTING PERSON Robert L. Trentham
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)		X

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,200,000
	6	SHARED VOTING POWER 588,000
	7	SOLE DISPOSITIVE POWER 2,200,000
	8	SHARED DISPOSITIVE POWER 588,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,788,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.27%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 600577 10 0                                             13G                                             Page 3 of 4 Pages

Item 1.

(a)

Name of Issuer - Miller Energy Resources, Inc.

(b)

Address of Issuer’s Principal Executive Offices - 9721 Cogdill Road, Suite 302, Knoxville, TN  37932

Item 2.

(a)

Name of Person Filing – Robert L. Trentham

(b)

Address of Principal Business Office or, if none, Residence -150 Third Ave. South, Suite 1600, Nashville, TN 37201

(c)

Citizenship - USA

(d)

Title of Class of Securities – Common Stock par value $0.0001 per share

(e)

CUSIP Number 600577 10 0

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: As of the date hereof , Robert L. Trentham may be deemed to be the beneficial owner of 2,788,000 shares

(b)

Percent of class:  6.27%

(c)

Number of shares as to which the person has: 2,788,000

(i)

Sole power to vote or to direct the vote – 2,200,000

(ii)

Shared power to vote or to direct the vote – 588,000

(iii)

Sole power to dispose or to direct the disposition of – 2,200,000

(iv)

Shared power to dispose or to direct the disposition of – 588,000

Item 5.

Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.

Identification and Classification of Members of the Group.

Not Applicable

Item 9.

Notice of Dissolution of Group.

Not Applicable

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 600577 10 0                                             13G                                             Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2014

By:	/s/ Robert L. Trentham
Robert L. Trentham